Filed Pursuant to Rule 433
Registration No. 333-224329

The Bank of N.T. Butterfield & Son Limited
$75,000,000
5.25% Fixed to Floating Rate Subordinated Notes due 2028

Term Sheet

Issuer:	The Bank of N.T. Butterfield & Son Limited (the “Bank”)

Security:	5.25% Fixed to Floating Rate Subordinated Notes due 2028 (the “Notes”)

Aggregate Principal Amount:	$75,000,000

Ratings:	BBB- by Fitch Ratings, Inc.
BBB by Standard & Poor’s Financial Services LLC
A3 by Moody’s Investors Service, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	May 21, 2018

Settlement Date:	May 24, 2018

Final Maturity Date (if not previously redeemed):	June 1, 2028

Reference Benchmark Treasury:	UST 2.875% due May 15, 2028

Benchmark Treasury Price / Yield:	98-14 / 3.058%

Spread to Benchmark Treasury:	219.2 basis points

Yield to Maturity:	5.25%

Coupon:
5.25% per annum, from and including the Settlement Date, to but excluding June 1, 2023, payable semi-annually in arrears. From and including June 1, 2023 to, but excluding the maturity date or earlier redemption date, a floating per annum rate equal to the three-month LIBOR (as defined in the prospectus supplement under “Description of the Notes — Interest”), provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero), plus 225.5 basis points, payable quarterly in arrears.

Issue Price to Investors:	100% of the principal amount

Interest Payment Dates:
Interest on the Notes will be payable on June 1 and December 1 of each year through, but not including, June 1, 2023, and quarterly thereafter on March 1, June 1, September 1, and December 1 of each year to, but excluding, the maturity date or earlier redemption date.  The first interest payment will be made on December 1, 2018.

Record Dates:
The business day immediately preceding the applicable interest payment date (or, if the notes cease to be held in the form of one or more global securities, the 15th calendar day immediately preceding the applicable interest payment date).

Day Count Convention:	30/360 to but excluding June 1, 2023, and, thereafter, a 360-day year and the number of days actually elapsed.

Call Provision:
The Bank may, at its option, with the prior approval of the Bermuda Monetary Authority (the “BMA”), beginning with the interest payment date of June 1, 2023, and on any interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Event Redemption:
The Bank may redeem the Notes, at its option, with the prior approval of the BMA, before June 1, 2023, in whole but not in part, if (i) a change or prospective change in the laws of the Relevant Taxing Jurisdiction occurs that, in the written opinion to the Bank of independent legal counsel, has resulted or will result in the Bank becoming obligated to pay additional amounts (as defined in the prospectus supplement under “Description of the Notes — Additional Amounts”) with respect to the Notes, (ii) a subsequent event occurs that presents more than an insubstantial risk that the Bank would not be entitled to treat the Notes as Tier 2 capital for regulatory capital purposes, or (iii) the Bank becomes required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest to, but excluding, the date of redemption.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:
The Bank intends to use the net proceeds from this offering to repay its outstanding 5.15% Series B subordinated notes due 2018, which will mature on May 27, 2018, and for other general corporate purposes, which may include the repayment of a portion of its other outstanding unsecured subordinated indebtedness.

Ranking:	The Notes are subordinated and:

•
will rank junior in right of payment and upon the Bank’s liquidation to all of the Bank’s existing and future Senior Indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the prospectus supplement), including its deposits;

• will rank junior in right of payment and upon the Bank’s liquidation to any of the Bank’s existing and all of the Bank’s future general creditors;

•
will rank equal in right of payment and upon the Bank’s liquidation with all of the Bank’s outstanding unsecured subordinated indebtedness and any future subordinated indebtedness that the Bank may offer from time to time that does not, by its terms, rank junior to the Notes;

•
will rank senior in right of payment and upon the Bank’s liquidation to any of the Bank’s indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•
will be effectively subordinated to the Bank’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Bank’s subsidiaries, including liabilities to general creditors and liabilities arising during the ordinary course of business or otherwise.

CUSIP/ISIN:	064227 AB7 / US064227AB75

Joint Book-Running Managers:	Sandler O’Neill + Partners, L.P. Wells Fargo Securities, LLC

The Bank has filed a “shelf” Registration Statement on Form F-3 (File No. 333-224329) (including the base prospectus) and related preliminary prospectus supplement dated May 16, 2018 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, any related applicable preliminary prospectus supplement and any other documents that the Bank has filed with the SEC for more information about the Bank and the offering.  You may get these documents for free by visiting the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128 or Wells Fargo Securities, LLC at 1-800-645-3751.